Exhibit 99.1

Adlai Nortye Announces $140.0 Million Private Placement Equity Financing

SINGAPORE and NORTH BRUNSWICK, N.J. and HANGZHOU, China, February 3, 2026 (GLOBE NEWSWIRE) -- Adlai Nortye Ltd. (Nasdaq: ANL) (the “Company” or “Adlai Nortye”), a clinical-stage biotechnology company focused on the development of innovative cancer therapies, today announced that it has entered into securities purchase agreements for a private investment in public equity financing that is expected to result in gross proceeds of approximately $140.0 million, before deducting placement agent fees and other expenses.

In the private placement, the Company is selling 64,615,386 Class A ordinary shares of the Company (equivalent of 21,538,462 American Depositary Shares, each representing 3 Class A ordinary shares), at a price of $2.1667 per Class A ordinary shares (equivalent of $6.50 per ADS). The private placement is expected to close on February 4, 2026, subject to the satisfaction of customary closing conditions.

The private placement was co-led by Cormorant Asset Management and Columbia Threadneedle Investments with participation from both new and existing investors including Balyasny Asset Management L.P., Point72, Squadron Capital Management and Casdin Capital.

The private placement includes the sale of approximately $55 million of Class A ordinary Shares to the entities controlled by Yang Lu, Chairman and Chief Executive Officer of the Company.

“We are pleased that this high-quality healthcare investor group came together to support Adlai Nortye and our innovative and potentially best-in-class RAS-targeting therapies,” said Yang Lu, Chairman and Chief Executive Officer of Adlai Nortye. “We thank the investors for their confidence in the broad potential of our RAS-targeting therapies and Next-generation cancer immunotherapies, and their support for our mission to transform deadly cancer into a chronic and eventually curable disease.”

Jefferies, Leerink Partners, Lucid Capital Markets, H.C. Wainwright & Co. and Jones are acting as joint placement agents for the private placement.

The securities being issued and sold in this private placement have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements. Adlai Nortye has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the ADSs issued in the private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Adlai Nortye

Adlai Nortye is a global clinical-stage company at the forefront of discovering and developing innovative cancer therapies. Leveraging its dual R&D presence in the United States and China, Adlai Nortye is building a robust pipeline of drug candidates focused on two key areas where it believes it can make a significant difference. (1) Next-generation cancer immunotherapies: Adlai Nortye’s drug candidates, AN8025 (a tri-functional fusion protein of αPD-L1 x CD86 variant x LAG3 variant), a T-cell and antigen-presenting cell modulator, and AN4005 (a first-in-class oral small-molecule PD-L1 inhibitor), are designed to activate cancer immunity in novel ways. (2) RAS-targeting therapies: Adlai Nortye is tackling RAS-driven cancers with AN9025, an oral pan-RAS(ON) inhibitor, and AN4035, a CEACAM5-targeting ADC delivering a potent pan-RAS(ON) inhibitor directly to tumors.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. All statements other than statements of historical facts contained in this press release are forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the expected closing date of the private placement; cash operating runway; and the intended use of proceeds. These and other risks are described in greater detail under the section titled “Risk Factors” contained in the company’s Annual Report on Form 20-F and earnings release on Form 6-K and the Company’s other filings with the SEC. Any forward-looking statements that the Company makes in this press release are made pursuant to the Private Securities Litigation Reform Act of 1995, as amended, and speak only as of the date of this press release. Except as required by law, the company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Company contact:

Investor Relations

Email: ir@adlainortye.com